UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Transaction in Own Shares

November 2, 2023

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 2 November 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
02/11/2023	1,535,000	£ 27.7450	£ 26.9250	£ 27.4337	LSE	GBP
02/11/2023	405,000	£ 27.7450	£ 26.9300	£ 27.4220	Chi-X (CXE)	GBP
02/11/2023	811,883	£ 27.7450	£ 26.9300	£ 27.4950	BATS (BXE)	GBP
02/11/2023	1,723,434	€ 32.2850	€ 31.3400	€ 31.9234	XAMS	EUR
02/11/2023	538,000	€ 32.2850	€ 31.3500	€ 31.9040	CBOE DXE	EUR
02/11/2023	85,940	€ 32.2750	€ 31.3650	€ 31.8719	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 November 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 2 November 2023 up to and including 26 January 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20231102_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/19bb9694-152d-4b0c-ab42-52e8a7df878a)

Transaction in Own Shares

November 3, 2023

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 3 November 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
03/11/2023	36,948	£ 27.1150	£ 26.3550	£ 26.6038	LSE	GBP
03/11/2023	-	-	-	-	Chi-X (CXE)	GBP
03/11/2023	-	-	-	-	BATS (BXE)	GBP
03/11/2023	31,706	€ 31.5950	€ 30.7750	€ 31.0658	XAMS	EUR
03/11/2023	-	-	-	-	CBOE DXE	EUR
03/11/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 November 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 2 November 2023 up to and including 26 January 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20231103_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/7c0e78b5-fee6-481b-b8df-0bee1b405f6d)

Transaction in Own Shares

November 6, 2023

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 6 November 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
06/11/2023	515,083	£ 26.8750	£ 26.5650	£ 26.7427	LSE	GBP
06/11/2023	-	-	-	-	Chi-X (CXE)	GBP
06/11/2023	-	-	-	-	BATS (BXE)	GBP
06/11/2023	806,748	€ 31.4350	€ 31.1150	€ 31.3046	XAMS	EUR
06/11/2023	-	-	-	-	CBOE DXE	EUR
06/11/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 November 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 2 November 2023 up to and including 26 January 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20231106_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/adb52836-d841-402c-974b-7421191bf55b)

Transaction in Own Shares

November 07, 2023

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 07 November 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
07/11/2023	919,734	£ 26.5150	£ 26.2300	£ 26.3409	LSE	GBP
07/11/2023	-	-	-	-	Chi-X (CXE)	GBP
07/11/2023	-	-	-	-	BATS (BXE)	GBP
07/11/2023	919,523	€ 30.9950	€ 30.6500	€ 30.7834	XAMS	EUR
07/11/2023	-	-	-	-	CBOE DXE	EUR
07/11/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 November 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 2 November 2023 up to and including 26 January 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20231107_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/f9315ec7-5160-490b-a12a-030a4918c1ab)

Transaction in Own Shares

November 08, 2023

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 08 November 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
08/11/2023	1,002,104	£ 26.1850	£ 25.9500	£ 26.0357	LSE	GBP
08/11/2023	-	-	-	-	Chi-X (CXE)	GBP
08/11/2023	-	-	-	-	BATS (BXE)	GBP
08/11/2023	956,625	€ 30.5150	€ 30.2300	€ 30.3558	XAMS	EUR
08/11/2023	-	-	-	-	CBOE DXE	EUR
08/11/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 November 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 2 November 2023 up to and including 26 January 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20231108_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/5f9f6b26-1928-40d6-90e4-882a3939aa67)

Transaction in Own Shares

November 09, 2023

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 09 November 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
09/11/2023	1,033,043	£ 26.2050	£ 25.6950	£ 25.9774	LSE	GBP
09/11/2023	59,004	£ 26.2050	£ 25.9850	£ 26.1262	Chi-X (CXE)	GBP
09/11/2023	-	-	-	-	BATS (BXE)	GBP
09/11/2023	859,145	€ 30.4950	€ 29.9400	€ 30.2284	XAMS	EUR
09/11/2023	45,628	€ 30.4900	€ 30.2400	€ 30.4073	CBOE DXE	EUR
09/11/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 November 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 2 November 2023 up to and including 26 January 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20231109_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/10832876-3116-4efc-80bb-d0e35dcbba84)

Transaction in Own Shares

November 10, 2023

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 10 November 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
10/11/2023	31,112	£ 26.5100	£ 26.2000	£ 26.3354	LSE	GBP
10/11/2023	-	-	-	-	Chi-X (CXE)	GBP
10/11/2023	-	-	-	-	BATS (BXE)	GBP
10/11/2023	30,649	€ 30.7600	€ 30.3700	€ 30.5692	XAMS	EUR
10/11/2023	-	-	-	-	CBOE DXE	EUR
10/11/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 November 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 2 November 2023 up to and including 26 January 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20231110_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/7cde58ff-232c-4c8e-891e-072aa27c73a8)

Transaction in Own Shares

November 13, 2023

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 13 November 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
13/11/2023	31,045	£ 26.5550	£ 26.2500	£ 26.3904	LSE	GBP
13/11/2023	-	-	-	-	Chi-X (CXE)	GBP
13/11/2023	-	-	-	-	BATS (BXE)	GBP
13/11/2023	30,567	€ 30.9000	€ 30.5150	€ 30.7086	XAMS	EUR
13/11/2023	-	-	-	-	CBOE DXE	EUR
13/11/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 November 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 2 November 2023 up to and including 26 January 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20231113_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/e4cce599-21a2-4193-bb8d-7f7c288678cc)

Transaction in Own Shares

November 14, 2023

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 14 November 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
14/11/2023	658,840	£ 26.4100	£ 26.0050	£ 26.2240	LSE	GBP
14/11/2023	-	-	-	-	Chi-X (CXE)	GBP
14/11/2023	-	-	-	-	BATS (BXE)	GBP
14/11/2023	671,369	€ 30.7600	€ 30.3200	€ 30.5983	XAMS	EUR
14/11/2023	-	-	-	-	CBOE DXE	EUR
14/11/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 November 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 2 November 2023 up to and including 26 January 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20231114_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/1fa55335-5ff1-4eb3-82ee-fb64de4e4684)

Transaction in Own Shares

November 15, 2023

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 15 November 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
15/11/2023	245,857	£ 26.4550	£ 26.1250	£ 26.3326	LSE	GBP
15/11/2023	-	-	-	-	Chi-X (CXE)	GBP
15/11/2023	-	-	-	-	BATS (BXE)	GBP
15/11/2023	242,069	€ 30.7650	€ 30.4450	€ 30.6380	XAMS	EUR
15/11/2023	-	-	-	-	CBOE DXE	EUR
15/11/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 November 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 2 November 2023 up to and including 26 January 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20231115_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/51a8c582-569d-4a95-a9db-cd7c93ad0d05)

Transaction in Own Shares

November 16, 2023

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 16 November 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
16/11/2023	1,480,000	£ 26.0750	£ 25.5550	£ 25.7282	LSE	GBP
16/11/2023	348,000	£ 26.0700	£ 25.5550	£ 25.7234	Chi-X (CXE)	GBP
16/11/2023	268,566	£ 26.0700	£ 25.5600	£ 25.7039	BATS (BXE)	GBP
16/11/2023	1,557,000	€ 30.2050	€ 29.6550	€ 29.8484	XAMS	EUR
16/11/2023	463,000	€ 30.2050	€ 29.6550	€ 29.8465	CBOE DXE	EUR
16/11/2023	78,000	€ 30.2050	€ 29.6550	€ 29.8555	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 November 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 2 November 2023 up to and including 26 January 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20231116_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/40b9dd89-35d5-4d7e-8b52-0efc2fdb33dd)

Transaction in Own Shares

November 17, 2023

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 17 November 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
17/11/2023	1,017,217	£ 26.1450	£ 25.5350	£ 25.9451	LSE	GBP
17/11/2023	297,785	£ 26.1450	£ 25.5350	£ 25.9267	Chi-X (CXE)	GBP
17/11/2023	191,500	£ 26.0750	£ 25.5600	£ 25.8765	BATS (BXE)	GBP
17/11/2023	1,270,132	€ 30.2950	€ 29.6250	€ 30.0494	XAMS	EUR
17/11/2023	422,517	€ 30.2950	€ 29.6350	€ 30.0778	CBOE DXE	EUR
17/11/2023	75,132	€ 30.2950	€ 29.6350	€ 30.0914	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 November 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 2 November 2023 up to and including 26 January 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20231117_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/cf516f9d-56de-4bfc-9e15-c3aaa02002f8)

Transaction in Own Shares

November 20, 2023

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 20 November 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
20/11/2023	1,004,189	£ 26.4950	£ 26.1000	£ 26.3839	LSE	GBP
20/11/2023	329,458	£ 26.4950	£ 26.1000	£ 26.3825	Chi-X (CXE)	GBP
20/11/2023	-	-	-	-	BATS (BXE)	GBP
20/11/2023	820,000	€ 30.6950	€ 30.2900	€ 30.5423	XAMS	EUR
20/11/2023	430,000	€ 30.6950	€ 30.3100	€ 30.5692	CBOE DXE	EUR
20/11/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 November 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 2 November 2023 up to and including 26 January 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20231120_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/8214fa30-9b48-4f5f-ac12-710a49b293fb)

Transaction in Own Shares

November 21, 2023

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 21 November 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
21/11/2023	925,000	£ 26.2200	£ 25.9550	£ 26.1029	LSE	GBP
21/11/2023	133,925	£ 26.2150	£ 26.0650	£ 26.1401	Chi-X (CXE)	GBP
21/11/2023	-	-	-	-	BATS (BXE)	GBP
21/11/2023	1,350,000	€ 30.4800	€ 30.1850	€ 30.3510	XAMS	EUR
21/11/2023	-	-	-	-	CBOE DXE	EUR
21/11/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 November 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 2 November 2023 up to and including 26 January 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20231121_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/f083e091-fa28-4aab-bcce-3104d0289e82)

Transaction in Own Shares

November 22, 2023

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 22 November 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
22/11/2023	1,440,000	£ 25.9950	£ 25.3300	£ 25.6018	LSE	GBP
22/11/2023	330,000	£ 25.9850	£ 25.3300	£ 25.6068	Chi-X (CXE)	GBP
22/11/2023	230,000	£ 25.6400	£ 25.4050	£ 25.5046	BATS (BXE)	GBP
22/11/2023	1,450,000	€ 30.3250	€ 29.5000	€ 29.8495	XAMS	EUR
22/11/2023	250,000	€ 29.8200	€ 29.5400	€ 29.7335	CBOE DXE	EUR
22/11/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 November 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 2 November 2023 up to and including 26 January 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20231122_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/a19384f4-7d71-436c-9e1f-91ba38c9c3a0)

Transaction in Own Shares

November 23, 2023

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 23 November 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
23/11/2023	941,832	£ 25.9350	£ 25.6600	£ 25.8322	LSE	GBP
23/11/2023	-	-	-	-	Chi-X (CXE)	GBP
23/11/2023	-	-	-	-	BATS (BXE)	GBP
23/11/2023	470,000	€ 30.2400	€ 29.9450	€ 30.1058	XAMS	EUR
23/11/2023	-	-	-	-	CBOE DXE	EUR
23/11/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 November 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 2 November 2023 up to and including 26 January 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20231123_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/02086fb1-26e2-403c-bdd8-5b5a59fb5397)

Transaction in Own Shares

November 24, 2023

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 24 November 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
24/11/2023	1,000,000	£ 26.0400	£ 25.7950	£ 25.9455	LSE	GBP
24/11/2023	-	-	-	-	Chi-X (CXE)	GBP
24/11/2023	-	-	-	-	BATS (BXE)	GBP
24/11/2023	1,249,347	€ 30.4500	€ 30.1500	€ 30.3422	XAMS	EUR
24/11/2023	-	-	-	-	CBOE DXE	EUR
24/11/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 November 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 2 November 2023 up to and including 26 January 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20231124_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/8b6fe08c-64bf-4014-a6c8-b31f1414aad9)

Transaction in Own Shares

November 27, 2023

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 27 November 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
27/11/2023	883,881	£ 25.8800	£ 25.6000	£ 25.7617	LSE	GBP
27/11/2023	-	-	-	-	Chi-X (CXE)	GBP
27/11/2023	-	-	-	-	BATS (BXE)	GBP
27/11/2023	845,459	€ 30.3350	€ 29.9450	€ 30.1675	XAMS	EUR
27/11/2023	-	-	-	-	CBOE DXE	EUR
27/11/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 November 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 2 November 2023 up to and including 26 January 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20231127_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/eda75071-bff1-47bc-87a2-c54b430746ad)

Transaction in Own Shares

November 28, 2023

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 28 November 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
28/11/2023	750,000	£ 25.9150	£ 25.6700	£ 25.7897	LSE	GBP
28/11/2023	-	-	-	-	Chi-X (CXE)	GBP
28/11/2023	-	-	-	-	BATS (BXE)	GBP
28/11/2023	750,000	€ 30.3150	€ 30.0150	€ 30.1936	XAMS	EUR
28/11/2023	-	-	-	-	CBOE DXE	EUR
28/11/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 November 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 2 November 2023 up to and including 26 January 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20231128_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/8b92d57d-8603-4e4b-b323-c724f091ca42)

Transaction in Own Shares

November 29, 2023

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 29 November 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
29/11/2023	1,300,000	£ 25.8100	£ 25.4650	£ 25.6153	LSE	GBP
29/11/2023	-	-	-	-	Chi-X (CXE)	GBP
29/11/2023	-	-	-	-	BATS (BXE)	GBP
29/11/2023	1,375,000	€ 30.2450	€ 29.8850	€ 30.0607	XAMS	EUR
29/11/2023	-	-	-	-	CBOE DXE	EUR
29/11/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 November 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 2 November 2023 up to and including 26 January 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20231129_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/e600b751-f1bc-46e6-8480-b64cc1e8bcb0)

Transaction in Own Shares

November 30, 2023

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 30 November 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
30/11/2023	601,968	£ 26.0300	£ 25.5900	£ 25.7490	LSE	GBP
30/11/2023	73,899	£ 25.6650	£ 25.5950	£ 25.6307	Chi-X (CXE)	GBP
30/11/2023	-	-	-	-	BATS (BXE)	GBP
30/11/2023	600,000	€ 30.6050	€ 30.0900	€ 30.2789	XAMS	EUR
30/11/2023	53,542	€ 30.2000	€ 30.1250	€ 30.1717	CBOE DXE	EUR
30/11/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 November 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 2 November 2023 up to and including 26 January 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20231130_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/5177a771-b6d6-434e-a34b-07405b4d1fae)

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statement on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: December 8, 2023	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary